Exhibit 99.2

Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 207781 2000
F +44 (0) 207781 1800
Press release
Rio Tinto to invest additional US$790 million in expansion of Pilbara capacity to 330 Mtpa
3 August 2010
Rio Tinto is to invest a further US$790 million in its drive to expand the annual capacity of iron ore operations in the Pilbara to 330 million tonnes. This brings total investment funds approved in recent weeks to US$1 billion.
The Pilbara 330 expansion centres on increasing the Rio Tinto’s port at Cape Lambert from its current annual capacity of 80 million tonnes to 180 million tonnes by 2016. This will be achieved through construction of a new 1.8 kilometre jetty and four-berth wharf to run parallel to the existing jetty and four-berth wharf.
On 14 July, Rio Tinto announced that it would spend US$200 million on dredging works for the Cape Lambert expansion. The investment announced today comprises US$375 million (Rio Tinto share 100% basis) for marine works related to the construction of the new wharf, and US$415 million (100% basis) for the procurement of long lead items such as pile and marine structure and on-shore earthworks and machines.
Rio Tinto chief executive Iron Ore and Australia Sam Walsh said the new investment highlighted Rio Tinto’s intention to forge ahead with the expansion.
“Rio Tinto has a proven track record of managing large-scale iron ore development projects, and has successfully implemented three significant increases in port capacity in the past seven years — Dampier to 140 million tonnes [in two stages] and Cape Lambert to 80 million tonnes,” he said.
“As with previous expansions, a key factor in this project will be minimising any disruption to existing operations and production schedules. We are confident this will be achieved.”
The early construction works are dependent upon a number of government and other approvals, including that of the Robe River joint venture partners. A final investment decision is expected to be made by the end of this year.
Rio Tinto’s planned growth of its Pilbara iron ore operations to 330 Mt/a capacity consists of the following steps:
•	225 Mt/a by Q1 2011 — Dampier port systems efficiencies (in implementation)

•	230 Mt/a by Q2 2012 — Dampier port incremental gains (in feasibility study)

•	280 Mt/a by H1 2014 — Cape Lambert B 1st 50 Mt/a increment (now in feasibility study)

•	330 Mt/a by H1 2016 — Cape Lambert B 2nd 50 Mt/a increment (pre-feasibility completed)
Cont.../

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About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
For further information, please contact:

Media Relations, EMEA / Americas	Media Relations, Australia / Asia
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Mark Shannon	Dave Skinner
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Jason Combes
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